                    Exhibit 18.1

February 18, 2021

Board of Directors
Materion Corporation
6070 Parkland Blvd
Mayfield Heights, Ohio 44124

Ladies and Gentlemen:

Note A of the Notes to the consolidated financial statements of Materion Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2020 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain inventories. There are no authoritative criteria for determining a “preferable” inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

 /s/ Ernst & Young LLP
Cleveland, Ohio

1